FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 7, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

NOMURA Connecting Markets East & West Consolidated Results of Operations First quarter, year ending March 2020 (US GAAP)    Nomura Holdings, Inc. July 2019    © Nomura

Outline NOMURA Presentation Executive summary (p. 2) Overview of results (p. 3) Business segment results (p. 4) Retail (p. 5-6) Asset Management (p. 7-8) Wholesale (p. 9-11) Non-interest expenses (p. 12) Robust financial position (p. 13) Funding and liquidity (p. 14) Financial Supplement    Consolidated balance sheet (p. 16) Value at risk (p. 17) Consolidated financial highlights (p. 18) Consolidated income (p. 19) Main revenue items (p. 20)    Consolidated results: Income (loss) before income taxes by segment and region (p. 21)    Segment “Other” (p. 22)    Retail related data (p. 23-26)    Asset Management related data (p. 27-28) Wholesale related data (p. 29) Number of employees (p. 30)

NOMURA

Executive summary

FY2019/20 1Q highlights

- **Income before income taxes: Y74.8bn; Net income[1]: Y55.8bn; ROE[2]: 8.4%; EPS[3]: Y16.48**
  - All business divisions reported higher net revenue and income before income taxes QoQ
  - All three international regions returned to pretax profit (three region total: Y30.4bn) as we reviewed our business portfolio and focused on our areas of competitive strength

- **Three segment income before income taxes: Y46.3bn**

  Retail
  - Stronger sales of investment trusts and bonds driven by improved investor sentiment and efforts of our Partners[4] in branches
  - Assets under management in SMAs[5] continued to grow as we introduced wrap trusts aimed at meeting estate planning needs

  Asset Management
  - Twelfth straight quarter of inflows offset a decline due to market factors to lift assets under management
  - Gain/loss related to American Century Investments contributed to higher net revenue and income before income taxes QoQ

  Wholesale
  - Global markets improved QoQ as Fixed Income Americas booked significantly stronger revenues, and Japan improved and Americas Equities remained resilient
  - Wholesale costs declined QoQ as one-off expenses[6] booked last quarter were no longer present and cost allocations from Corporate declined

Income (loss) before income taxes and net income (loss)[1]

Firm-wide


(billions of yen)
Income (loss) before income taxes
Net income (loss)
13.6
5.2
0.5
-11.2
-76.2
-95.3
24.4
0.8
74.8
55.8
FY2018/19
FY19/20
1Q
2Q
3Q
4Q
1Q

Three segment income (loss) before income taxes


22.8
26.0
-81.3
4.7
46.3
Wholesale
Asset Management
Retail
FY2018/19
FY19/20
1Q
2Q
3Q
4Q
1Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
3. Diluted net income attributable to Nomura Holdings shareholders per share.
4. We refer to our sales representative as "partner"
5. Separately managed account, a discretionary investment service
6. Severance and other expenses related to revision of business portfolio (Y8.4bn).

2

Overview of results NOMURA Highlights (billions of yen, except EPS and ROE)    Net revenue Non-interest expenses Income before income taxes Net income1 EPS2 ROE3 FY2019/20 FY2018/19 FY2018/19 QoQ YoY 1Q 4Q 1Q 332.0 301.3 +10% 272.0 +22% 257.2 276.9 -7% 258.4 -0.4% 74.8 24.4 3.1x 13.6 5.5x 55.8 0.8 66.2x 5.2 10.7x Y16.48 Y0.23 71.7x Y1.50 11.0x 8.4% 0.1% 0.8%    1. Net income attributable to Nomura Holdings shareholders. 2. Diluted net income attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period 3

Business segment results    NOMURA Net revenue and income (loss) before income taxes (billions of yen) FY2019/20 1Q FY2018/19 4Q QoQ FY2018/19 1Q YoY Net revenue Retail 80.6 74.2 +9% 92.8 -13% Asset Management 34.5 30.9 +12% 26.1 +32% Wholesale 159.5 142.2 +12% 137.3 +16% Subtotal 274.6 247.3 +11% 256.2 +7% Other* 60.3 52.1 +16% 13.7 4.4x Unrealized gain (loss) on investments in -2.9 1.8—2.0 -equity securities held for operating purposes Net revenue 332.0 301.3 +10% 272.0 +22% Income (loss) Retail 8.1 3.3 +146% 19.9 -59% before income Asset Management 18.1 14.4 +26% 10.3 +76% taxes Wholesale 20.0 -13.0—-7.4 -Subtotal 46.3 4.7 9.8x 22.8 +103% Other* 31.5 17.8 +76% -11.2 -Unrealized gain (loss) on investments in -2.9 1.8—2.0 -equity securities held for operating purposes Income before income taxes 74.8 24.4 3.1x 13.6 5.5x    Net gain related to economic hedging transactions (Y12.8bn) *Additional information on “Other” (1Q)    Gain on changes to own and counterparty credit spread relating to Derivatives (Y2.1bn)    4

Retail NOMURA Net revenue and income before income taxes (billions of yen)    FY2018/19 FY19/20 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue 92.8 85.7 86.8 74.2 80.6 +9% -13% Non-interest expenses 72.9 73.5 72.7 70.9 72.5 +2% -1% Income before income taxes 19.9 12.2 14.0 3.3 8.1 +146% -59%    Total sales4 (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products 4,000 3,000 2,000 1,000 0 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q    Key points     Net revenue: Y80.6bn (+9% QoQ; -13% YoY) Income before income taxes: Y8.1bn (QoQ +146%; YoY -59%) Net revenue and income before income taxes both up QoQ -Sales of investment trusts and bonds grew on improved investor sentiment and continued efforts by our Partners1 -Expenses increased due to higher bonus provisions in line with pay for performance and one-off expenses related to branch office integration, but IT-related expenses declined Client franchiseJun / 1QMar / 4Q -Retail client assetsY113.1trnY114.7trn -Accounts with balance5.33m5.34m -NISA accounts opened (accumulated)21.71m1.70m -Net inflows of cash and securities3-Y120.6bn-Y392.8bn Total sales4 up 21% QoQ    Stocks: +2% QoQ – Stronger secondary sales of Japanese and international stocks – Decline in subscriptions for primary stocks5 (Y52.5bn; -31% QoQ) Investment trusts: +43% QoQ – Inflows into primary funds investing in global stocks Bonds: Y674.4bn; +42% QoQ – Domestic bonds saw solid sales of primary bonds and JGBs for individual investors, while foreign bond sales increased driven by US dollar denominated bonds Sales of discretionary investment and insurance increased 30% QoQ We refer to our sales representatives as “partner” 2. Includes Junior NISA. 3. Cash and securities inflows minus outflows, excluding regional financial institutions Retail channels only. 5. Retail channels, Net & Call, and Hotto Direct.    5

Retail: Continued to provide services matched to client needs

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
31%
31%
31%
31%
31%
90.4
90.9
89.9
88.0
90.4
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q

- Annualized recurring revenue of Y90.4bn
  - Investment trusts: Subscriptions grew, but cancellations and outflows continued
  - Discretionary investments: Fund Wrap saw net declines, but SMA[3] AuM trended up as we introduced wrap trusts to meet estate planning needs

	Jun / 1Q	Mar / 4Q
■ Recurring revenue	Y22.5bn	Y21.7bn
– Investment trust net inflows[1]	-Y29.7bn	-Y58.2bn
– Discretionary investment net inflows[1]	-Y40.5bn	-Y10.8bn
■ Sales of insurance products[2]	Y54.7bn	Y46.2bn
■ Inflows of cash and securities[2]	Y1,054.9bn	Y944.1bn

Investment trust and discretionary investment AuM



(trillions of yen)
Stock investment trusts + Foreign investment trusts
Discretionary investment
15.0
10.0
5.0
0.0
13.0
13.2
12.1
12.9
12.9
2.7
2.8
2.7
2.8
2.8
10.3
10.4
9.3
10.1
10.1
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q

SMA[3] AuM and number of contracts



(billions of yen)
(number of contracts)
SMA AuM
number of SMA contracts
800.0
600.0
400.0
200.0
0.0
8,000
6,000
4,000
2,000
0
3,951
5,017
5,913
6,232
7,061
535.7
608.7
638.5
688.9
739.7
FY2018/19
FY2019/20
Jun
Sep
Dec
Mar
Jun

1. *Retail channels and Japan Wealth Management Group.*
2. *Retail channels only.*
3. *Separately managed account, a discretionary investment service*

6

Asset Management

NOMURA

Net revenue and income before income taxes[1]

(billions of yen)

	FY2018/19				FY19/20	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Revenue (excl. ACI-related)	26.3	26.1	24.5	26.0	**25.8**	-1%	-2%
ACI-related gain/loss	-0.2	-1.5	-8.3	4.9	**8.7**	+77%	-
Net revenue	26.1	24.7	16.2	30.9	**34.5**	+12%	+32%
Non-interest expenses	15.8	15.8	15.6	16.5	**16.4**	-1%	+3%
Income before income taxes	10.3	8.9	0.6	14.4	**18.1**	+26%	+76%

Assets under management (net)[2]

(trillions of yen)



Investment trust business
Investment advisory business
50.8
52.8
48.3
51.4
51.6
16.2
16.8
15.1
15.8
15.6
34.7
36.0
33.3
35.5
36.0
FY2018/19
FY2019/20
Jun
Sep
Dec
Mar
Jun

Key points

- Net revenue: Y34.5bn (+12% QoQ; +32% YoY)
- Income before income taxes: Y18.1bn (+26% QoQ; +76% YoY)
- Net revenue and income before income taxes both up QoQ and YoY
  - Asset management fees remained solid; Twelfth straight quarter of inflows and AuM at second highest level ever
  - Contribution from gain/loss related to American Century Investments (ACI)

Investment trust business

- Ongoing inflows into ETFs lifted AuM to a record high (end June: Y17.2trn; Market share: 45%)
- Inflows continued into Nomura ACI Advanced Medical Impact Investment and defined contribution pension funds
- Outflows from Nomura India Investment Fund and some other foreign stock funds

Investment advisory business and international business

- In Japan, inflows from public pension fund into alternative investment fund, and outflows from private pension fund by shift to defined contribution pension plans
- Internationally, we won a new mandate in EMEA, but reported outflows in AEJ and the Middle East due to redemptions by some public institutions

1. *This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related gain/loss includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*

7

Asset Management: Steady growth in defined contribution pension funds    NOMURA Flow of funds1 (billions of yen) Investment trust business Investment advisory business 1,500 787 1,000 612 508 372 436 1,141 109 500 156 109 672 503 263 280 0 -354 -164 -500 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q    Flow of funds in investment trust business1     (billions of yen) MRFs, etc. Investment trust businessETFs 2,000(excl. ETFs)Other investment trusts (excl. ETFs) 1,5001,391 1,000 510483642 500147 01162031 -250 -500-230 -1,000 FY2018/19FY2019/20 1Q2Q3Q4Q1Q Nomura Asset Management public investment trust market share2 28.0% 27.8% 27.7% 27.6% 27.3% 27.3% 27.0% 26.0% FY2018/19 FY2019/20 Jun Sep Dec Mar Jun Defined contribution pension funds (billions of yen) AuM increased by Y378.5bn (+61%) in    Steady market growth just over four years driven by shift from defined benefit pension 969.9 994.2 plans to defined 860.7 contribution pension 734.1 plans 615.7 636.7    Product proposals that take into account client risk appetite and support asset formation over the long term contributed to Mar.15 Mar.16 Mar.17 Mar.18 Mar.19 Jun.19 AuM growth    1. Based on assets under management (net). 2.    Source: The Investment Trusts Association, Japan.    8

NOMURA

Wholesale

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	FY2018/19				FY19/20	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Global Markets	112.2	123.8	103.5	113.6	**135.7**	+20%	+21%
Investment Banking	25.1	23.9	24.7	28.6	**23.7**	-17%	-5%
Net revenue	137.3	147.7	128.2	142.2	**159.5**	+12%	+16%
Non-interest expenses	144.7	142.7	224.1	155.3	**139.5**	-10%	-4%
Income (loss) before income taxes	-7.4	4.9	-95.9	-13.0	**20.0**	-	-

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
49.9
29.2
16.7
41.5
42.9
24.5
20.3
59.9
41.3
27.3
10.6
49.0
42.3
31.6
25.0
43.3
59.3
29.4
24.0
46.8
Americas
EMEA
AEJ
Japan
FY2018/19
FY19/20
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y159.5bn (+12% QoQ; +16% YoY)
- Income before income taxes: Y20bn

- Rebound in Global Markets revenues drove wholesale revenues higher QoQ and YoY
  - Fixed Income Americas booked significantly stronger revenues, and Japan improved and Americas Equities remained resilient
  - Investment Banking revenues declined from last quarter when contributions from several completed high-profile M&A deals were booked
- Wholesale expenses declined as one-off expenses[2] booked last quarter were no longer present and expense allocations from Corporate declined

Net revenue by region (QoQ; YoY)

- Americas: Y59.3bn (+40%; +19%)
  - Strongest quarterly revenues in past five quarters; Fixed Income revenues strong driven by Rates; Equities saw rebound in Derivatives revenues

- Japan: Y46.8bn (+8%; +13%)
  - Higher revenues QoQ as Credit drove stronger revenues in Fixed Income

- EMEA: Y29.4bn (-7%; +1%)
  - Fixed Income reported slight decline from strong previous quarter, but performance remained solid, particularly in Rates

- AEJ: Y24bn (-4%; +44%)
  - Fixed Income reported decline from strong previous quarter, but FX & EM and Credit remained solid

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not applicable to US GAAP.*
2. *Severance and other expenses related to revision of business portfolio (Y8.4bn).*

9

NOMURA

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
112.2
54.5
57.7
123.8
54.2
69.6
103.5
65.9
37.5
113.6
45.6
68.0
135.7
53.3
82.5
QoQ +20%
YoY +21%
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q

FY2019/20 1Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y135.7bn (+20% QoQ; +21% YoY)
  - Fixed Income Americas booked significantly stronger revenues, and Japan improved.
  - Equities revenues also increased driven by improved performance in Americas Derivatives

Fixed Income

- Net revenue: Y82.5bn (+21% QoQ; +43% YoY)
  - Rates had a good quarter as we captured opportunities amid declining interest rate environment to grow our agency mortgage business
  - Revenues from Credit and other spread products improved

Equities

- Net revenue: Y53.3bn (+17% QoQ; -2% YoY)
  - Derivatives had a strong quarter on an uptick in client activity

- Americas: Fixed Income revenues were at their highest in 10 quarters; Derivatives had a good quarter
- EMEA: Revenues declined slightly QoQ, but Rates business had a solid quarter as monetary policy drove an uptick in client activity and market volatility
- AEJ: Revenues declined from strong previous quarter, but FX & EM and Credit remained robust and Derivatives revenues improved
- Japan: Cash Equities revenues declined due to slower client flows; Fixed Income saw an increase in demand for Credit Products

10

Wholesale: Investment Banking

NOMURA

Net revenue[1]



(billions of yen)
25.1
23.9
24.7
28.6
23.7
QoQ -17%
YoY -5%
FY2018/19
FY2019/20
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y23.7bn (-17% QoQ; -5% YoY)
  - Japan and international revenues both down from last quarter which included several completed high-profile M&A deals
  - Lower fee pools YoY led to decline in revenues, but M&A and ALF revenues increased
    - ✓ Contributions from AEJ cross-border M&A deals and multi-product transactions

Japan
- Traditional financing business roughly unchanged QoQ
- M&A revenues remained solid but declined from strong prior quarter

International
- Revenue contributions mainly in Americas from ALF transactions involving financial sponsors

Cross-border deals

Won multiple cross-border M&A / high-profile mandates

M&A	**Nippon Paint Holdgins'** acquisition of DuluxGroup (Australia) ($2.9bn)	**Tokai Carbon**'s acquisition of COBEX (Germany) (€822m)
	Hillhouse Capital Management's (China) acquisition of Loch Lomond Distillery (UK) (Undisclosed)	**Takeda Pharmaceutical**'s sale of TachoSil to Johnson & Johnson (US) ($400m)
	SoftBank's acquisition of stake in Yahoo Japan and Yahoo Japan's share buyback (Y456.5bn / Y526.5bn)	Misawa Homes becoming a wholly owned subsidiary of **Toyota Home** through share exchange / Integrate and establish joint venture related to town development business between **Toyota Motor** and Panasonic (Y22.1bn / Undisclosed)
Financing	Sansan IPO (Y38.9bn)	Softbank Group Retail Bond (Y500bn)
	Financing on **Hellman & Friedman**'s (US) acquisition of Ultimate Software Group(US) ($3.5bn)	Financing on **Apax Partners**' (US) acquisition of Trade Me (New Zealand) ($864m)
	Chewy(US) IPO ($1.0bn)	Republic of Italy Benchmark Bond (€6.0bn)

11

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
1,500
1,000
500
0
1,168.8
1,154.5
(billions of yen)
400
300
200
100
0
258.4
282.5
336.8
276.9
257.2
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage[1]
Compensation and benefits

	FY2017/18	FY2018/19	FY2018/19 1Q	FY2018/19 2Q	FY2018/19 3Q	FY2018/19 4Q	FY2019/20 1Q	QoQ
Compensation and benefits	530.6	497.1	127.7	125.8	118.9	124.6	**125.1**	**0.4%**
Commissions and floor brokerage[1]	99.9	82.6	20.9	19.6	23.8	18.3	**24.6**	**34.1%**
Information processing and communications	184.8	166.9	41.0	40.5	41.8	43.6	**41.8**	**-4.3%**
Occupancy and related depreciation	67.9	64.9	16.4	16.5	15.9	16.2	**19.1**	**17.7%**
Business development expenses	36.8	36.9	8.9	9.3	9.1	9.6	**7.8**	**-18.1%**
Other	248.9	306.0	43.5	70.8	127.3	64.5	**38.8**	**-39.8%**
Total	1,168.8	1,154.5	258.4	282.5	336.8	276.9	**257.2**	**-7.1%**

Key points

- Non-interest expenses: Y257.2bn (-7% QoQ)
  - Compensation and benefits (+0.4% QoQ)
    - ✓ Higher bonus provisions due to pay for performance
    - ✓ One-off expenses related to revision of business portfolio booked last quarter (Y10.3bn) no longer present
  - Occupancy and related depreciation (+18% QoQ)
    - ✓ One-off expenses (Y2.6bn) related to branch office integration in Japan
  - Other (-40% QoQ)
    - ✓ Lower legal expenses related to legacy transactions
    - ✓ Decline in compensation paid to law firms and other professionals

1. *On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value.*

12

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2019	Jun 2019
■ Total assets	Y41.0trn	Y42.5trn
■ Shareholders' equity	Y2.6trn	Y2.7trn
■ Gross leverage	15.6x	16.0x
Net leverage[1]	9.0x	10.0x
■ Level 3 assets[2] (net)	Y0.6trn	Y0.6trn
■ Liquidity portfolio	Y4.9trn	Y4.8trn

(billions of yen)

Basel 3 basis	Mar 2019	Jun 2019[2]
Tier 1 capital	2,606	2,642
Tier 2 capital	46	46
Total capital	2,652	2,688
RWA	14,252	14,652
Tier 1 capital ratio	18.2%	18.0%
CET 1 capital ratio[3]	17.1%	16.8%
Consolidated capital adequacy ratio	18.6%	18.3%
Consolidated leverage ratio[4]	5.03%	5.06%
HQLA[5]	Y4.3trn	Y4.2trn
LCR[5]	198.4%	188.4%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.1%
17.0%
17.9%
17.1%
16.8%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2018/19
FY2019/20
Jun
Sep
Dec
Mar
Jun

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
18%
20%
22%
22%
24%
30%
20%
10%
0%
FY2018/19
FY2019/20
Jun
Sep
Dec
Mar
Jun

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *June 2019 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*

13

Funding and liquidity

NOMURA

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 77% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y4.8trn, or 11% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet (As of June 2019)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Just under 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 15%
Long-term debt due within 1yr, 9%
Long-term debt, 75% Average maturity 6 years[3]
International 27%
Japan 73%
Loans
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

14

Financial Supplement    NOMURA

Consolidated balance sheet    NOMURA Consolidated balance sheet (billions of yen) Mar 31, Jun 30, Increase Mar 31, Jun 30, Increase 2019 2019 (Decrease) 2019 2019 (Decrease) Assets Liabilities Total cash and cash deposits 3,262 3,077 -184 Short-term borrowings 842 750 -91 Total payables and deposits 3,768 3,570 -198 Total loans and receivables 3,882 4,173 291 Total collateralized financing 16,684 18,342 1,657 Trading liabilities 8,220 8,181 -38 Total collateralized agreements 17,307 16,036 -1,271 Other liabilities 859 1,056 197 Long-term borrowings 7,916 7,907 -9 Total trading assets1 and private 14,386 16,851 2,465 Total liabilities 38,289 39,806 1,517 equity investments Total other assets 2,133 2,396 263 Equity Total NHI shareholders’ equity 2,631 2,663 32 Noncontrolling interest 50 64 14 Total assets 40,969 42,533 1,563 Total liabilities and equity 40,969 42,533 1,563    1. Including securities pledged as collateral.    16

Value at risk    NOMURA Definition From April 1, 2019, to June 30, 2019 (billions of yen) 99% confidence level Maximum: 6.6 1-day time horizon for outstanding portfolio Minimum: 3.6 Inter-product price fluctuations considered Average: 4.9 (billions of yen) FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Jun Sep Dec Mar Jun Equity 1.2 1.1 2.2 2.1 1.1 1.1 1.2 Interest rate 3.1 2.8 2.9 2.9 3.5 2.8 3.1 Foreign exchange 3.2 1.9 2.3 2.2 1.7 1.9 3.2 Sub-total 7.5 5.8 7.4 7.2 6.3 5.8 7.5 Diversification benefit -1.1 -1.3 -2.9 -2.7 -1.4 -1.3 -1.5 VaR 6.4 4.5 4.5 4.5 4.9 4.5 6.0    17

Consolidated financial highlights    NOMURA Full year (billions of yen) 300 7.9% 10% Net income (loss) 8% 200 attributable to Nomura 6% Holdings, Inc. (“NHI”) 100 4% shareholders 219.3 2% 0 0% ROE(%) -100 -100.4 -200 -300 FY2017/18 FY2018/19 Net revenue 1,497.0 1,116.8 Income (loss) before income taxes 328.2 -37.7 Net income (loss) attributable to Nomura 219.3 -100.4 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,749.3 2,631.1 ROE (%)1 7.9% -Basic-Net income (loss) attributable to NHI 63.13 -29.90 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 61.88 -29.92 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 810.31 794.69    Quarter (billions of yen) 100 10% 8.4% 8% 55.8 50 6% 4% 0.8% 2% 0 5.2 0.8 0% -11.2 -50 -100 -95.3 FY2018/19 FY2019/20 1Q 2Q 3Q 4Q 1Q 272.0 282.9 260.6 301.3 332.0 13.6 0.5 -76.2 24.4 74.8 5.2 -11.2 -95.3 0.8 55.8 2,797.2 2,800.8 2,662.9 2,631.1 2,662.7 0.8% ——8.4% 1.54 -3.31 -28.52 0.25 16.83 1.50 -3.32 -28.52 0.23 16.48 822.88 828.02 805.07 794.69 800.87    1. Quarterly ROE is calculated using annualized year-to-date net income.    18

Consolidated income    NOMURA Full year Quarter (billions of yen) FY2018/19 FY2019/20 FY2017/18 FY2018/19 1Q 2Q 3Q 4Q 1Q Revenue Commissions1 373.3 293.1 79.5 74.8 72.7 66.1 68.2 Fees from investment banking 101.7 101.5 24.0 19.1 33.1 25.3 27.3 Asset management and portfolio service fees 245.6 245.5 63.0 62.7 60.6 59.2 60.0 Net gain on trading 442.9 343.0 71.9 75.8 96.9 98.4 112.8 Gain (loss) on private equity investments -0.9 1.0 0.6 0.3 0.5 -0.3 0.8 Interest and dividends 585.7 777.0 169.6 188.7 214.5 204.1 199.5 Gain (loss) on investments in equity securities 2.7 -7.0 2.1 -1.1 -9.9 1.9 -2.8 Other 221.2 81.1 20.5 28.1 -11.1 43.7 45.7 Total revenue 1,972.2 1,835.1 431.0 448.4 457.4 498.4 511.4 Interest expense 475.2 718.3 159.0 165.5 196.8 197.1 179.4 Net revenue 1,497.0 1,116.8 272.0 282.9 260.6 301.3 332.0 Non-interest expenses1 1,168.8 1,154.5 258.4 282.5 336.8 276.9 257.2 Income (loss) before income taxes 328.2 -37.7 13.6 0.5 -76.2 24.4 74.8 Net income (loss) attributable to NHI shareholders 219.3 -100.4 5.2 -11.2 -95.3 0.8 55.8 On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value.    19

Main revenue items    NOMURA Full year Quarter FY2018/19 FY2019/20 FY2017/18 FY2018/19 (billions of yen) 1Q 2Q 3Q 4Q 1Q Stock brokerage commissions1 243.8 192.0 50.2 47.4 50.5 43.9 42.6 Other brokerage commissions 17.0 14.4 4.1 3.4 4.3 2.5 2.7 Commissions Commissions for distribution of investment trusts 85.7 56.6 17.8 15.6 11.5 11.7 16.4 Other 26.9 30.0 7.3 8.4 6.4 8.0 6.4 Total 373.3 293.1 79.5 74.8 72.7 66.1 68.2 Equity underwriting and distribution 23.2 30.0 5.8 5.9 14.7 3.6 3.1 Bond underwriting and distribution 16.3 22.7 6.2 4.6 6.6 5.3 6.8 Fees from M&A / Financial advisory fees 39.3 33.2 7.3 5.6 7.3 13.0 10.6 investment banking Other 22.9 15.5 4.7 3.0 4.5 3.4 6.9 Total 101.7 101.5 24.0 19.1 33.1 25.3 27.3 Asset management Asset management fees 170.4 168.7 43.6 43.4 41.5 40.2 40.3 Administration fees 57.9 61.0 15.2 15.3 15.2 15.2 15.7 and portfolio service Custodial fees 17.3 15.8 4.1 4.0 3.9 3.9 4.0 fees Total 245.6 245.5 63.0 62.7 60.6 59.2 60.0    On April 1, 2018, Nomura adopted Accounting Standards Update 2014-09 “Revenue from Contracts with Customers” and revenues and expenses related to certain Execution Services transactions are now shown as net value rather than gross value.    20

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2017/18	FY2018/19	FY2018/19				FY2019/20
			1Q	2Q	3Q	4Q	1Q
Retail	103.1	49.5	19.9	12.2	14.0	3.3	**8.1**
Asset Management[1]	66.2	34.2	10.3	8.9	0.6	14.4	**18.1**
Wholesale	100.6	-111.4	-7.4	4.9	-95.9	-13.0	**20.0**
Three business segments total	269.9	-27.7	22.8	26.0	-81.3	4.7	**46.3**
Other[1]	56.4	-2.8	-11.2	-24.5	15.1	17.8	**31.5**
Segments total	326.3	-30.5	11.6	1.6	-66.2	22.5	**77.7**
Unrealized gain (loss) on investments in equity securities held for operating purposes	1.9	-7.2	2.0	-1.1	-10.0	1.8	**-2.9**
Income (loss) before income taxes	328.2	-37.7	13.6	0.5	-76.2	24.4	**74.8**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2017/18	FY2018/19	FY2018/19				FY2019/20
			1Q	2Q	3Q	4Q	1Q
Americas	-8.8	-114.1	-1.7	-21.6	-87.1	-3.7	**14.3**
Europe	-14.7	-56.9	-5.2	-11.6	-14.5	-25.5	**4.5**
Asia and Oceania	22.8	5.0	-0.8	1.0	-3.9	8.7	**11.6**
Subtotal	-0.7	-165.9	-7.7	-32.2	-105.5	-20.5	**30.4**
Japan	328.8	128.2	21.3	32.6	29.4	44.9	**44.4**
Income (loss) before income taxes	328.2	-37.7	13.6	0.5	-76.2	24.4	**74.8**

1. *From FY2018/19 1Q, Nomura Funds Research and Technologies has been moved from Asset Management to segment Other..*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended June 30, 2018). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

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Segment “Other”    NOMURA Income (loss) before income taxes Full year Quarter (billions of yen) 80.0 60.0 56.4 40.0 31.5 20.0 15.1 17.8 0.0 -2.8 -11.2 -20.0 -24.5 -40.0 1 2 1 2 3 4 5 FY2018/19 FY2019/20 FY2017/18 FY2018/19 1Q 2Q 3Q 4Q 1Q Net gain (loss) related to economic -6.5 1.8 -13.8 -16.0 25.1 6.6 12.8 hedging transactions Realized gain (loss) on investments in equity 0.8 0.2 0.0 0.0 0.1 0.1 0.1 securities held for operating purposes Equity in earnings of affiliates 34.2 32.5 6.6 8.5 1.4 15.9 8.3 Corporate items -41.9 -36.0 -2.5 -23.7 0.6 -10.4 1.4 Others 69.7 -1.3 -1.6 6.7 -12.2 5.7 8.9 Income (loss) before income taxes 56.4 -2.8 -11.2 -24.5 15.1 17.8 31.5    22

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2017/18	FY2018/19	FY2018/19				FY2019/20	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions	192.7	142.8	40.8	36.8	34.1	31.0	**34.5**	**11.0%**	**-15.5%**
Of which, stock brokerage commission	82.2	60.2	16.8	15.3	15.8	12.2	**12.5**	**2.0%**	**-25.9%**
Of which, commissions for distribution of investment trusts	87.1	57.9	18.5	15.6	11.7	12.1	**16.5**	**36.8%**	**-10.5%**
Sales credit	91.5	55.8	18.9	15.5	10.9	10.5	**14.9**	**42.0%**	**-21.4%**
Fees from investment banking and other	26.0	34.0	6.0	7.0	14.3	6.7	**5.6**	**-16.0%**	**-5.7%**
Investment trust administration fees and other	93.6	95.4	24.4	24.0	23.6	23.4	**23.4**	**0.0%**	**-4.1%**
Net interest revenue	9.2	11.5	2.8	2.4	3.8	2.6	**2.3**	**-10.6%**	**-16.8%**
Net revenue	412.9	339.5	92.8	85.7	86.8	74.2	**80.6**	**8.7%**	**-13.1%**
Non-interest expenses	309.8	290.0	72.9	73.5	72.7	70.9	**72.5**	**2.4%**	**-0.5%**
Income before income taxes	103.1	49.5	19.9	12.2	14.0	3.3	**8.1**	**145.9%**	**-59.3%**
Domestic distribution volume of investment trusts[1]	3,610.5	2,423.7	747.6	648.8	527.5	499.8	**741.5**	**48.3%**	**-0.8%**
Bond investment trusts	0.0	0.0	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	3,198.6	2,130.8	669.1	583.6	451.7	426.4	**618.8**	**45.1%**	**-7.5%**
Foreign investment trusts	411.9	292.9	78.5	65.2	75.8	73.4	**122.7**	**67.1%**	**56.3%**
Other									
Accumulated value of annuity insurance policies	3,094.5	3,260.7	3,139.0	3,178.2	3,225.1	3,260.7	**3,308.7**	**1.5%**	**5.4%**
Sales of JGBs for individual investors (transaction base)	628.1	1,022.8	312.2	206.5	237.6	266.6	**296.7**	**11.3%**	**-5.0%**
Retail foreign currency bond sales	1,249.9	848.9	234.6	211.0	193.1	210.1	**222.0**	**5.7%**	**-5.4%**

1. *Excluding former Net & Call. Former Net & Call included from FY2017/18 4Q.*

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Retail related data (2)    NOMURA Retail client assets1 (trillions of yen) 140 Other 122.8 117.7 118.6 114.7 120 114.7 110.0 113.1 Foreign investment trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic bonds 40 Foreign currency 20 bonds Equities 0 FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Jun Sep Dec Mar Jun Equities 75.7 71.9 76.4 79.8 68.4 71.9 70.3 Foreign currency bonds 6.1 6.3 6.1 6.1 6.2 6.3 6.4 Domestic bonds1 11.9 12.5 11.9 12.1 12.3 12.5 12.4 Stock investment trusts 9.1 9.0 9.1 9.2 8.3 9.0 9.0 Bond investment trusts 7.1 6.8 7.2 7.1 6.8 6.8 6.9 Foreign investment trusts 1.2 1.1 1.2 1.2 1.1 1.1 1.1 Other2 6.7 7.1 6.7 7.2 6.9 7.1 7.0 Total 117.7 114.7 118.6 122.8 110.0 114.7 113.1 1. Including CBs and warrants. 2.                Including annuity insurance.    24

Retail related data (3)    NOMURA Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 2,500 2,500 2,015 2,000 2,000 1,762 1,500 1,500 1,000 1,000 682 500 500 0 0 -37 -121 -500 -500 -393 -403 FY2018/19 FY2019/20 FY2017/18 FY2018/19 1Q 2Q 3Q 4Q 1Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions.    25

Retail related data (4)    NOMURA Number of accounts (thousands) FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,318 5,338 5,318 5,318 5,354 5,338 5,335 Equity holding accounts 2,822 2,908 2,823 2,829 2,905 2,908 2,914 Online service accounts1 4,387 4,569 4,427 4,470 4,526 4,569 4,601 New Individual accounts / IT share1 Full year Quarter (thousands) FY2018/19 FY2019/20 FY2017/18 FY2018/19 1Q 2Q 3Q 4Q 1Q New individual accounts 231 257 58 65 73 60 49 IT share2 No. of orders 67% 78% 78% 78% 77% 80% 79% Transaction value 43% 53% 53% 54% 53% 53% 53% 1. Net & Call and Home Trade were merged in January 2018 to form Online Services which started providing new services. 2. Ratio of cash stocks traded via former Home trade. From FY2017/18 4Q, ratio of cash stocks traded via Online Services.    26

Asset Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2017/18	FY2018/19	Quarter[1] FY2018/19 1Q	2Q	3Q	4Q	FY2019/20 1Q	QoQ	YoY
Revenue (excl. ACI-related)	105.3	102.9	26.3	26.1	24.5	26.0	**25.8**	**-0.6%**	**-1.7%**
ACI-related gain/loss	22.1	-5.0	-0.2	-1.5	-8.3	4.9	**8.7**	**0.8**	**-**
Net revenue	127.3	97.8	26.1	24.7	16.2	30.9	**34.5**	**11.7%**	**32.2%**
Non-interest expenses	61.2	63.7	15.8	15.8	15.6	16.5	**16.4**	**-0.7%**	**3.5%**
Income before income taxes	66.2	34.2	10.3	8.9	0.6	14.4	**18.1**	**25.7%**	**76.4%**

Assets under management by company

(trillions of yen)	FY2017/18	FY2018/19	FY2018/19				FY2019/20
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Nomura Asset Management	52.4	53.4	53.1	55.1	50.2	53.4	**53.4**
Nomura Funds Research and Technologies	2.8	-	-	-	-	-	**-**
Nomura Corporate Research and Asset Management	2.7	3.0	2.8	2.9	2.6	3.0	**3.0**
Assets under management (gross)[2]	57.8	56.4	55.9	58.0	52.9	56.4	**56.4**
Group company overlap	7.8	5.0	5.1	5.2	4.5	5.0	**4.8**
Assets under management (net)[3]	50.0	51.4	50.8	52.8	48.3	51.4	**51.6**

1. *This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related gain/loss includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI. Figures from FY2018/19 1Q onwards do not include Nomura Fund Research and Technologies.*
2. *Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square. Figures from June 2018 do not include Nomura Fund Research and Technologies.*
3. *Net after deducting duplications from assets under management (gross).*

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Asset Management related data (2)    NOMURA Asset inflows/outflows by business1 Full year Quarter FY2018/19 FY2019/20 (billions of yen) FY2017/18 FY2018/19 1Q 2Q 3Q 4Q 1Q Investment trusts business 3,131 2,187 263 280 1,141 503 672    of which ETFs 3,022 2,531 147 510 1,391 483 642 Investment advisory business 203 20 109 156 -354 109 -164 Total net asset inflow 3,334 2,207 372 436 787 612 508 Domestic public investment trust market and Nomura Asset Management market share 2 (trillions of yen) FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Jun Sep Dec Mar Jun Domestic public stock investment trusts Market 96.9 101.5 99.1 103.8 93.6 101.5 101.9 Nomura Asset Management share (%) 25% 26% 25% 25% 26% 26% 26% Domestic public bond investment trusts Market 12.3 11.6 12.6 12.5 11.6 11.6 11.7 Nomura Asset Management share (%) 44% 45% 44% 44% 45% 45% 44% ETF Market 32.5 37.4 34.2 37.4 33.6 37.4 38.2 Nomura Asset Management share (%) 46% 45% 45% 45% 45% 45% 45% 1. Based on assets under management (net).                2. Source Investment Trusts Association, Japan.                28

Wholesale related data NOMURA Full year Quarter (billions of yen) FY2018/19 FY2019/20 FY2017/18 FY2018/19 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue 715.3 555.4 137.3 147.7 128.2 142.2 159.5 12.1% 16.2% Non-interest expenses 614.7 666.8 144.7 142.7 224.1 155.3 139.5 -10.2% -3.6% Income (loss) before income taxes 100.6 -111.4 -7.4 4.9 -95.9 -13.0 20.0 — Breakdown of Wholesale revenues1 Full year Quarter (billions of yen) FY2018/19 FY2019/20 FY2017/18 FY2018/19 QoQ YoY 1Q 2Q 3Q 4Q 1Q Fixed Income 341.6 232.8 57.7 69.6 37.5 68.0 82.5 21.2% 43.0% Equities 261.6 220.2 54.5 54.2 65.9 45.6 53.3 16.9% -2.3% Global Markets 603.2 453.0 112.2 123.8 103.5 113.6 135.7 19.5% 21.0% Investment Banking 112.1 102.3 25.1 23.9 24.7 28.6 23.7 -17.1% -5.4% Net revenue 715.3 555.4 137.3 147.7 128.2 142.2 159.5 12.1% 16.2% 1. FY2017/18 figures for Fixed Income, Equities and Investment Banking have been restated based on a reorganization in April 2018. 2. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment. 29

Number of employees    NOMURA FY2017/18 FY2018/19 FY2018/19 FY2019/20 Mar Mar Jun Sep Dec Mar Jun Japan 15,819 15,852 16,474 16,296 16,138 15,852 16,423 Europe 3,057 2,909 3,030 3,020 2,963 2,909 2,775 Americas 2,362 2,357 2,364 2,390 2,384 2,357 2,230 Asia and Oceania1 6,810 6,746 6,873 6,843 6,796 6,746 6,684 Total 28,048 27,864 28,741 28,549 28,281 27,864 28,112 1. Includes Powai office in India.    30

Disclaimer    NOMURA    This document is produced by Nomura Holdings, Inc. (“Nomura”).    Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.    The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.    All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.    This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.    Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.    The consolidated financial information in this document is unaudited.

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